

June 10, 2020

David R. Looney
Executive Vice President and Chief Financial Officer
Murphy Oil Corporation
P.O. Box 7000
El Dorado, Arkansas 71731-7000

> **Re: Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-08590**

Dear Mr. Looney:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Business
Murphy Oil's Reserves Processes and Policies, page 7

1.    Expand the disclosure relating to the internal controls used in your reserves estimation efforts to include the qualifications of the technical person(s) of McDaniel & Associates Consultants Ltd. primarily responsible for overseeing the audit of the reserves estimates presented in your filing on Form 10-K. Refer to disclosure requirements of Item 1202(a)(7) of Regulation S-K.

Exhibits, Financial Statement Schedules
Supplemental Oil and Natural Gas Information (unaudited), page 94

2.    Expand the disclosure of your proved natural gas reserves to clarify, if true, that the figures include volumes of gas to be consumed in operations as fuel in addition to the marketable or sales gas volumes. If your proved natural gas reserves include material

amounts of gas to be consumed in operations as fuel, expand your disclosure to clarify the amounts. This comment applies to the comparable disclosure of natural gas reserves provided throughout your filing. Refer to FASB ASC 932-50-10.

3. Tell us whether production amounts disclosed under this section include volumes consumed as fuel for any of the periods presented. If so, quantify the amounts for us and explain how these amounts are reflected in the production information provided on page 29.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 if you have any questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at (202) 551-3489 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation